Exhibit 99.2

Press Release

Brussels – 26 November 2024 – 6:30pm CET

AB InBev Announces Pricing of Cash Tender Offers for up to USD 3.5 Billion Aggregate Purchase Price of Fourteen Series of USD Notes, Two Series of GBP Notes and One Series of EUR Notes

26 November 2024 – Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the pricing of offers by AB InBev and its wholly-owned subsidiaries, Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”, and together with AB InBev, ABIWW and ABC, the “Companies”), to purchase for cash any validly tendered (and not validly withdrawn) and accepted notes up to an aggregate purchase price (excluding accrued and unpaid interest) of USD 3.5 billion (such amount, the “Offer Cap”) of (i) eight series of USD notes issued by ABIWW, four series of USD notes issued by ABIFI, and two series of USD notes issued by ABIWW and ABC (collectively, the “USD Notes”), (ii) two series of GBP notes issued by AB InBev (the “GBP Notes”) and (iii) one series of EUR notes issued by AB InBev (the “EUR Notes” and together with the USD Notes and the GBP Notes, the “Notes”) as described in the table below (the “Tender Offers”).

The Companies announced the pricing as set forth in the table below of its offers to purchase the outstanding Notes listed below.

As announced on 12 November 2024 and on the date hereof, the Companies will spend up to $3.5 billion combined aggregate purchase price (excluding accrued and unpaid interest) in the Tender Offers. Because the Offer Cap has been reached, the Companies do not expect to accept for purchase any Notes tendered after 5:00 p.m., New York City time, on 25 November 2024 (the “Early Tender Time”).

The Tender Offers have been made pursuant to the terms and conditions set forth in the offer to purchase dated 12 November 2024 (the “Offer to Purchase”). Terms not defined in this announcement have the meanings given to them in the Offer to Purchase.

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Notes Listed Below Up to the Offer Cap of $3,500,000,000

Title of Notes	ISIN / (if applicable) CUSIP	Maturity Date	Issuer and Offeror	Acceptance Priority Level	Principal Amount to be Purchased	Reference Security / Interpolated Mid-Swap Rate	Fixed Spread (basis points)	Reference Yield	Total Consideration (a)	Pro-Ration Factor
2.850% Notes due 2037	BE6295395956	May 25, 2037	AB InBev	1	£91,774,000	UKT 1.750% due September 7, 2037	25	4.482%	£820.93	N/A
3.750% Notes due 2042	US03523TBQ04/ 03523TBQ0	July 15, 2042	ABIWW	2	$20,800,000	UST 4.125% due August 15, 2044	50	4.600%	$844.26	N/A
4.000% Notes due 2043	US035242AB27/ 035242AB2	January 17, 2043	ABIFI	3	$23,405,000	UST 4.125% due August 15, 2044	53	4.600%	$867.64	N/A
2.250% Notes due 2029	BE6295393936	May 24, 2029	AB InBev	4	£104,285,000	UKT 0.500% due January 31, 2029	15	4.092%	£918.57	N/A
2.000% Notes due 2035	BE6301511034	January 23, 2035	AB InBev	5	€95,237,000	Interpolated Mid-Swap Rate	75	2.252%	€913.48	N/A
4.350% Notes due 2040	US035240AS95/ 035240AS9	June 1, 2040	ABIWW	6	$720,779,000	UST 4.125% due August 15, 2044	50	4.600%	$920.33	N/A
4.600% Notes due 2060	US035240AU42/ 035240AU4	June 1, 2060	ABIWW	7	$90,097,000	UST 4.250% due August 15, 2054	61	4.497%	$917.30	N/A
4.500% Notes due 2050	US035240AT78 /035240AT7	June 1, 2050	ABIWW	8	$145,887,000	UST 4.250% due August 15, 2054	53	4.497%	$924.73	N/A
4.600% Notes due 2048	US035240AN09/ 035240AN0	April 15, 2048	ABIWW	9	$446,368,000	UST 4.250% due August 15, 2054	61	4.497%	$931.22	N/A
4.625% Notes due 2044	US03524BAF31/ 03524BAF3	February 1, 2044	ABIFI	10	$225,230,000	UST 4.125% due August 15, 2044	56	4.600%	$935.32	N/A
4.750% Notes due 2058	US035240AP56/ 035240AP5	April 15, 2058	ABIWW	11	$411,564,000	UST 4.250% due August 15, 2054	70	4.497%	$929.46	N/A

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4.375% Notes due 2038	US035240AM26/ 035240AM2	April 15, 2038	ABIWW	12	$964,807,000	UST 4.250% due November 15, 2034	75	4.298%	$935.10	N/A
4.900% Notes due 2046	US03522AAJ97/ 03522AAJ9 144A: US03522AAF75/ 03522AAF7 Reg S: USU00323AF97/ U00323AF9	February 1, 2046	ABIWW and ABC	13	$382,294,000	UST 4.125% due August 15, 2044	69	4.600%	$950.63	7.43147%
4.900% Notes due 2046	US035242AN64/ 035242AN6	February 1, 2046	ABIFI	14	$0	UST 4.125% due August 15, 2044	69	N/A	N/A	N/A
3.500% Notes due 2030	US035240AV25/ 035240AV2	June 1, 2030	ABIWW	15	$0	UST 4.125% due October 31, 2029	39	N/A	N/A	N/A
4.700% Notes due 2036	US03522AAH32/ 03522AAH3 144A: US03522AAE01/ 03522AAE0 Reg S: USU00323AE23/ U00323AE2	February 1, 2036	ABIWW and ABC	16	$0	UST 4.250% due November 15, 2034	67	N/A	N/A	N/A
4.700% Notes due 2036	US035242AM81/ 035242AM8	February 1, 2036	ABIFI	17	$0	UST 4.250% due November 15, 2034	67	N/A	N/A	N/A
Total aggregate purchase price for the Tender Offers as of the Early Tender Time: $3,499,999,316.18(b)

(a)

Per $1,000, €1,000 or £1,000 in principal amount, as applicable, of Notes validly tendered and accepted for purchase prior to the Early Tender Time. The Reference Yield and the Total Consideration for each series of Notes were determined at 9:30 a.m., New York City time (2:30 p.m., London time), on Tuesday, 26 November 2024 (the “Price Determination Time”), as described in the Offer to Purchase. The Total Consideration includes the Early Tender Payment of (i) $30 per $1,000 in principal amount of USD Notes, (ii) €30 per €1,000 in principal amount of EUR Notes or (iii) £30 per £1,000 in principal amount of GBP Notes, as applicable, and assumes a settlement date of 3 December 2024.

(b)

The applicable exchange rate used to convert the aggregate purchase price for (i) the EUR Notes validly tendered into U.S. Dollars is 1.05030, and (ii) the GBP Notes validly tendered into U.S. Dollars is 1.25855, corresponding to the applicable exchange rate on the Bloomberg screen page “BFIX EURUSD” and “BFIX GBPUSD”, respectively, at the Price Determination Time.

The Companies have elected to exercise their right to have an early settlement date, and the settlement date for all Notes validly tendered prior to or at the Early Tender Time and accepted for purchase is expected to be on 3 December 2024 (the “Early Settlement Date”). Holders will also receive accrued and unpaid interest on the Notes validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the Early Settlement Date.

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As previously announced, according to information provided by Global Bondholder Services Corporation, the Tender and Information Agent for the Tender Offers, $12,206,546,000 aggregate principal amount of the USD Notes, €95,237,000 aggregate principal amount of the EUR Notes and £196,059,000 aggregate principal amount of the GBP Notes were validly tendered prior to or at the Early Tender Time and not validly withdrawn.

Because the aggregate purchase price (excluding accrued and unpaid interest) for the aggregate principal amount of Notes validly tendered prior to or at the Early Tender Time and not validly withdrawn would exceed the Offer Cap, the Companies will not accept for purchase all Notes that have been tendered by the Early Tender Time. The Companies will accept for purchase all of the 2.850% Notes due 2037, 3.750% Notes due 2042, 4.000% Notes due 2043, 2.250% Notes due 2029, 2.000% Notes due 2035, 4.350% Notes due 2040, 4.600% Notes due 2060, 4.500% Notes due 2050, 4.600% Notes due 2048, 4.625% Notes due 2044, 4.750% Notes due 2058 and 4.375% Notes due 2038 validly tendered and not validly withdrawn as of the Early Tender Time. The Companies will accept for purchase $382,294,000 aggregate principal amount of the 4.900% Notes due 2046 (issued by ABIWW and ABC) validly tendered and not validly withdrawn as of the Early Tender Time on a prorated basis as described in the Offer to Purchase, using a proration factor of 7.43147%. Any 4.900% Notes due 2046 (issued by ABIWW and ABC) not accepted for purchase will be returned promptly to holders following the Early Settlement Date. The Companies will not accept for purchase any 4.900% Notes due 2046 (issued by ABIFI), 3.500% Notes due 2030, 4.700% Notes due 2036 (issued by ABIWW and ABC) and 4.700% Notes due 2036 (issued by ABIFI) tendered in the Tender Offers. All 4.900% Notes due 2046 (issued by ABIFI), 3.500% Notes due 2030, 4.700% Notes due 2036 (issued by ABIWW and ABC) and 4.700% Notes due 2036 (issued by ABIFI) will be returned promptly to holders following the Price Determination Time.

Holders of the Notes who tendered at or before the Early Tender Time and whose Notes were accepted for purchase are eligible to receive the Total Consideration.

The Tender Offers will expire at 5:00 p.m., New York City time, on 11 December 2024 (such time and date, the “Expiration Time”), or any other date and time to which the Companies extend the applicable Tender Offer. Because the Offer Cap has been reached, the Companies do not expect to accept for purchase any Notes tendered after the Early Tender Time.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

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The Lead Dealer Managers for the Tender Offers (in respect of the Tender Offers as made to Relevant Holders (as defined below) only) are:

BNP Paribas Securities Corp.

787 Seventh Avenue

New York, NY 10019

United States of America

Attention: Liability Management Group

Collect: (212) 841-3059 Toll-Free:

(888) 210-4358

Email: dl.us.liability.management@us.bnpparibas.com

BofA Securities

620 S Tryon Street,

20th Floor

Charlotte

North Carolina 28255

United States of America

Attention: Liability

Management Group

Collect: (980) 387-3907

Toll-Free: (888) 292-0070

Email:

debt_advisory@bofa.com

In Europe:

Telephone: +33 1 877 01057

Email: DG.LM-EMEA@bofa.com

Deutsche Bank Aktiengesellschaft Mainzer Landstraße 11-17 60329 Frankfurt am Main Germany Attention: Liability Management Group Telephone: +44 20 7545 8011	Deutsche Bank Securities 1 Columbus Circle New York, NY 10019 United States of America Attention: Liability Management Group Toll free: (866) 627-0391 Collect: (212) 250-2955

J.P. Morgan SE Taunustor 1 (TaunusTurm) 60310 Frankfurt am Main Germany Attention: Liability Management Collect: +44 20 7134 2468 Email: Liability_Management_EMEA@jpmorgan.com	J.P. Morgan Securities LLC 383 Madison Avenue New York, NY 10179 United States of America Attention: Liability Management Group Collect: (212) 834-4818 Toll-Free: (866) 834-4666

Santander US Capital

Markets LLC

437 Madison Avenue

New York, NY 10022

United States of America

Attention: Liability Management Group

Collect: (212) 350-0660

Toll-Free: (855) 404-3636

Email: AmericasLM@santander.us

The Tender and Information Agent for the Tender Offers is:

Global Bondholders Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Bank and Brokers Call Collect: +1 (212) 430-3774

All Others Please Call Toll-Free: +1 (855) 654-2014

Fax: +1 (212) 430-3775 or +1 (212) 430-3779

E-mail: contact@gbsc-usa.com

Tender Offer Website: https://gbsc-usa.com/registration/abi

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Non-U.S. Distribution Restrictions

Italy. None of the Tender Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Tender Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to applicable Italian laws and regulations. The Tender Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer to Purchase.

United Kingdom. The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made by and such documents and/or materials have not been approved by an “authorised person” for the purposes of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to and may only be acted upon by: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (3) those persons who are existing members or creditors of the Companies or other persons falling within Article 43(2) of the Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). This announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France. The Tender Offers are not being made, directly or indirectly, in the Republic of France (other than to qualified investors as described below). This announcement, the Offer to Purchase and any other document or material relating to the Tender Offers have only been, and shall only be, distributed in the Republic of France to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been or will be submitted for clearance to the Autorité des marchés financiers.

Belgium. None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/“Autoriteit voor Financiële Diensten en Markten”). The Tender Offers are not being made in Belgium by way of a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of 1 April 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/ “wet op de openbare overnamebiedingen”), as amended or replaced from time to time. Accordingly, the Tender Offers may not be, and are not being, advertised and the Tender Offers will not be extended and this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers (including any memorandum, information circular, brochure or any similar documents) may not, have not, and will not, be distributed or made available, directly or indirectly, to any person in Belgium other than to “qualified investors” (“investisseur qualifié”/“gekwalificeerde belegger”) within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Tender Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in this announcement, the Offer to Purchase or in any other documents or materials relating to the Tender Offers may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

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Legal Notices

None of the Dealer Managers (nor any of their respective directors, officers, employees, agents or affiliates) has any role in relation to any part of the Tender Offers made to Holders that are not Relevant Holders, where “Relevant Holders” means:

(i)	a Holder of the USD Notes or the EUR Notes; or

(ii)	a Holder of the GBP Notes that is:

(a)

if resident or located in a member state of the European Union (the “EU”), an “eligible counterparty” or a “professional client”, each as defined in Directive No. 2014/65/EU on markets in financial instruments (as amended from time to time);

(b)

if resident or located in the UK, an “eligible counterparty”, as defined in the FCA Handbook Conduct of Business Sourcebook, or a “professional client” as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018; or

(c)	if resident or located in a jurisdiction outside of the EU and the UK, an institutional holder under applicable local law and not a retail holder.

This announcement is for informational purposes only and is not an offer to sell or purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. There will there be no sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This announcement does not describe all the material terms of the Tender Offers and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offers are described in the Offer to Purchase. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended that the Holder seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers.

None of the Companies, the Dealer Managers or their affiliates, their respective boards of directors, the Tender and Information Agent, the trustee with respect to the USD Notes or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, pursuant to the Tender Offers. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

The Companies have not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Companies, the Dealer Managers, the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

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AB InBev Contacts

Investors	Media

Shaun Fullalove	Media Relations
E-mail: shaun.fullalove@ab-inbev.com	E-mail: media.relations@ab-inbev.com

Ekaterina Baillie
E-mail: ekaterina.baillie@ab-inbev.com

Cyrus Nentin
E-mail: cyrus.nentin@ab-inbev.com

Fixed Income Investors

Patrick Ryan
E-mail: patrick.ryan@ab-inbev.com

About AB InBev

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155,000 colleagues based in nearly 50 countries worldwide. For 2023, AB InBev’s reported revenue was 59.4 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 11 March 2024. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, including as a result of the ongoing conflicts in Russia and Ukraine and in the Middle East, including the conflict in the Red Sea. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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